HNI Corporation 600 East Second Street, Muscatine, Iowa 52761, Tel 563 272 7400, Fax 563 272 7347, www.hnicorp.com

News Release

For Information Contact:
Marshall H. Bridges, Senior Vice President and Chief Financial Officer (563) 272-7400
Matthew S. McCall, Vice President, Investor Relations and Corporate Development (563) 275-8898

HNI CORPORATION REPORTS EARNINGS
FOR FIRST QUARTER FISCAL YEAR 2023

MUSCATINE, Iowa (May 8, 2023) – HNI Corporation (NYSE: HNI) today announced sales for the first quarter ended April 1, 2023 of $479.1 million and net income of $1.6 million. GAAP net income per diluted share was $0.04, compared to $0.33 in the prior year. Non-GAAP net income per diluted share was $0.13, compared to $0.33 in the prior year. GAAP to non-GAAP reconciliations follow the financial statements in this release.

First Quarter Highlights
•Profit growth actions in Workplace Furnishings delivering results. A return of annual net productivity savings, benefits from streamlining efforts and cost actions implemented in 2022, and continued improvement of price-cost provided profitability support in the first quarter. As a result, the first quarter seasonal non-GAAP operating loss in Workplace Furnishings narrowed by more than 40 percent on a year-over-year basis, despite top line pressure associated with prior-year backlog dynamics and weaker macroeconomic conditions. The first quarter marked the fourth consecutive quarter of year-over-year profit improvement in Workplace Furnishings.
•Demand in Workplace Furnishings supports long-term optimism, although near-term conditions remain dynamic. Workplace Furnishings revenue in the first quarter surpassed the Corporation’s previous outlook with shipments to small-to-medium sized businesses and to contract customers both exceeding expectations. Organic orders grew 13 percent in the first quarter compared to the prior year reflecting improving demand trends, the Corporation’s unique market position, and the benefit of pull-forward activity driven by price increases.
•Update on Kimball International deal. On March 8, 2023, the Corporation announced an agreement to acquire Kimball International (NASDAQ: KBAL; “Kimball”) in a cash and stock transaction currently valued at approximately $455 million. The transaction has cleared antitrust review with the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expiring on April 20, 2023. The

Corporation expects the transaction to close in early June following i) satisfaction of customary closing conditions and ii) approval by the Kimball shareholders at the special shareholder meeting set for May 31, 2023. The combination creates a market leader that is strongly positioned for post-pandemic trends with an expanded presence in secondary geographies and expertise in ancillary products. The combined company is expected to have pro forma annual revenue of approximately $3 billion and pro forma adjusted EBITDA of approximately $305 million, inclusive of an estimated $25 million in annual run-rate synergies.
•Residential Building Products prepared for lower demand. Consistent with the Corporation’s previously discussed expectations, higher interest rates and economic uncertainty negatively impacted Residential Building Products segment demand in the first quarter. However, productivity savings, cost reduction actions, and continued price-cost improvement offset nearly half of the volume-related profit pressure. As a result, segment operating margin remained in the mid-teens.

“Our actions to drive profit expansion in Workplace Furnishings are delivering results, as reflected in our better-than-expected first quarter profitability. Demand trends in Workplace Furnishings are also encouraging with higher-than-anticipated order growth across our businesses. Our Residential Building Products segment performed largely as expected as we adjusted to softer housing-related demand conditions and held operating margins above 15 percent for the 11th straight quarter,” stated Jeff Lorenger, Chairman, President, and Chief Executive Officer.

HNI Corporation – Financial Performance
(Dollars in millions, except per share data)
	Three Months Ended
	April 1, 2023	April 2, 2022	Change
GAAP
Net Sales	$479.1	$572.3	(16.3%)
Gross Profit %	36.4%	34.4%	200	bps
SG&A %	35.0%	30.8%	420	bps
Operating Income	$6.4	$20.4	(68.6%)
Operating Income %	1.3%	3.6%	-230	bps
Effective Tax Rate	58.4%	23.2%
Net Income %	0.3%	2.5%	-220	bps
EPS – diluted	$0.04	$0.33	(87.9%)

Non-GAAP
Gross Profit %	36.5%	34.4%	210	bps
Operating Income	$10.3	$20.7	(50.3%)
Operating Income %	2.1%	3.6%	-150	bps
EPS – diluted	$0.13	$0.33	(60.6%)

First Quarter Summary Comments
•Consolidated net sales decreased 16.3 percent from the prior-year quarter to $479.1 million. On an organic basis, sales decreased 14.0 percent year-over-year. The sale of the Corporation’s China- and Hong Kong-based Lamex office furniture business (“Lamex”) in the third quarter of 2022 decreased year-over-year sales $17.2 million, while the acquisition of a residential building products company in the second quarter of 2022 increased year-over-year sales by $1.5 million. A reconciliation of organic sales, a non-GAAP measure, follows the financial statements in this release.
•Gross profit margin expanded 200 basis points compared to the prior-year quarter. This increase was driven by favorable price-cost and improved net productivity, partially offset by lower volume.
•Selling and administrative expenses as a percent of sales increased 420 basis points compared to the prior-year quarter. The increase was driven by one-time costs associated with the planned acquisition of Kimball, lower volume, higher freight expense, and increased investment spend. These factors were partially offset by price realization and lower core SG&A.
•Non-GAAP net income per diluted share was $0.13 compared to $0.33 in the prior-year quarter. The decrease was primarily driven by lower volume, which was partially offset by favorable price-cost, lower core SG&A, and improved net productivity.
•Non-GAAP net income per diluted share in the current quarter includes an effective tax rate of 30.5 percent, compared to a GAAP tax rate of 58.4 percent. The higher GAAP rate was driven by non-deductible costs related to the planned acquisition of Kimball.

Workplace Furnishings – Financial Performance
(Dollars in millions)
	Three Months Ended
	April 1, 2023	April 2, 2022	Change
GAAP
Net Sales	$299.6	$353.1	(15.1%)
Operating Loss	($4.0)	($6.4)	37.9%
Operating Loss %	(1.3%)	(1.8%)	50	bps

Non-GAAP
Operating Loss	($3.6)	($6.2)	42.3%
Operating Loss %	(1.2%)	(1.8%)	60	bps

•Workplace Furnishings net sales decreased 15.1 percent from the prior-year quarter to $299.6 million. On an organic basis, sales decreased 10.8 percent year-over-year. The impact of the sale of Lamex in the third quarter of 2022 decreased sales $17.2 million compared to the prior-year quarter.
•Workplace Furnishings GAAP operating margin improved 50 basis points versus the prior-year quarter, driven by favorable price-cost, lower core SG&A, and improved net productivity, partially offset by lower volume.

Residential Building Products – Financial Performance
(Dollars in millions)
	Three Months Ended
	April 1, 2023	April 2, 2022	Change
GAAP
Net Sales	$179.4	$219.2	(18.2%)
Operating Profit	$28.1	$40.4	(30.5%)
Operating Profit %	15.6%	18.4%	-280	bps

•Residential Building Products net sales decreased 18.2 percent from the prior-year quarter to $179.4 million. On an organic basis, sales decreased 18.8 percent year-over-year. The impact of a residential building products company acquired in the second quarter of 2022 increased sales $1.5 million compared to the prior-year quarter.
•Residential Building Products operating profit margin compressed 280 basis points year-over-year, driven by lower volume, partially offset by favorable price-cost.

First Quarter Orders
•Organic orders in the Workplace Furnishings segment increased 13 percent versus the same period a year ago. This rate benefited from pull-forward activity associated with price increases that became effective during the quarter. Orders from small-to-medium sized customers and orders from larger contract customers increased at a similar rate.
•Orders in the Residential Building Products segment decreased 37 percent compared to the prior-year period, versus a positive 27 percent year-ago comparable. Orders in the remodel/retrofit channel were weaker than those in the new construction market during the quarter.

Fiscal Year 2023 Outlook
•Demand environment. The Corporation expects weaker macroeconomic conditions to continue to impact Workplace Furnishings demand and profitability on a year-over-year basis through the second quarter. In Residential Building Products, the Corporation expects a weak housing market to result in year-over-year revenue and profit pressure persisting through the remainder of 2023. However, the rate of decline is expected to moderate in the second half primarily due to a return to normal seasonality and less challenging year-ago comparables.
•Seasonality expectations. The Corporation continues to expect earnings seasonality will be more in-line with pre-pandemic trends. This follows three years of abnormal seasonal trends with 2022 seasonality being particularly impacted by backlog dynamics and deteriorating demand. The difference in seasonality between 2023 and 2022 will distort quarterly year-over-year comparisons of sales and profit in 2023. The Corporation now expects to generate approximately 80 percent of its annual profit in the second half of 2023, compared to approximately 60 percent in the second half of 2022.
•Second quarter commentary. The Corporation expects second quarter 2023 operating income to exceed first quarter 2023 levels. The sequential profit increase assumes seasonal revenue growth and continued benefits from profit improvement actions in Workplace Furnishings. This will be partially offset by lower profit in Residential Building Products, which is expected to be negatively impacted by continued housing-related pressures and the return of normal seasonality. The second quarter outlook excludes any impact from closing the Kimball transaction.

Concluding Remarks
“We are well positioned for both the current environment and the long-term. In Workplace Furnishings, our profit improvement actions will continue to drive results. Our combination with Kimball International will create a market leader uniquely positioned for the post pandemic environment with expertise in both secondary geographies and ancillary products. These capabilities and market positions are becoming increasingly important due to population migration and hybrid work trends.

“In Residential Building Products, while we are prepared for weak near-term demand, we remain focused on driving long-term growth. We continue to have unique opportunities to grow our business through driving category awareness, leading product innovation, and expanding our owned installing-distribution footprint. The mid- and long-term fundamentals of the housing market are strong. The market is undersupplied, and demographic trends support demand growth.

“We remain committed to our core strategies, which will expand margins in Workplace Furnishings and drive long-term revenue growth in Residential Building Products,” Mr. Lorenger concluded.

Conference Call
HNI Corporation will host a conference call on Monday, May 8, 2023 at 10:00 a.m. (Central) to discuss first quarter fiscal year 2023 results. To participate, call 1-855-761-5600 – conference ID number 7175411. A live webcast of the call will be available on HNI Corporation’s website at https://investors.hnicorp.com/events-and-presentations. A replay of the webcast and call will be made available from Monday, May 8, 2023 at 1:00 p.m. (Central) through Monday, May 15, 2023, 10:59 p.m. (Central). To replay the webcast, go to the link above. To replay the call, dial 1-800-770-2030 – Conference ID: 7175411.

About HNI Corporation
HNI Corporation (NYSE: HNI) is a manufacturer of workplace furnishings and residential building products, operating under two segments. The Workplace Furnishings segment is a leading global designer and provider of commercial furnishings, going to market under multiple unique brands. The Residential Building Products segment is the nation’s leading manufacturer and marketer of hearth products, which include a full array of gas, electric, wood, and pellet-burning fireplaces, inserts, stoves, facings, and accessories. More information can be found on the Corporation’s website at www.hnicorp.com.

Forward-Looking Statements
This release contains “forward-looking” statements based on current expectations regarding future plans, events, outlook, objectives, financial performance, expectations for sales growth, and earnings per diluted share (GAAP and non-GAAP), including statements regarding future levels of demand, anticipated macroeconomic conditions, expected differences in seasonality and its results on the Corporation’s results of operations, and future levels of productivity. Forward-looking statements can be identified by words including “expect,” “believe,” “anticipate,” “estimate,” “may,” “will,” “would,” “could,” “confident”, or other similar words, phrases, or expressions. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Corporation’s actual future results and performance to differ materially from expected results. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results due to the risks and uncertainties described elsewhere in this release, including but not limited to: risks relating to or arising from the Corporation’s planned acquisition of Kimball (the “Transaction”), including, among others, the Corporation’s ability to consummate the pending acquisition, the timing of the acquisition, and the Corporation’s ultimate realization of the anticipated benefits of the acquisition; the duration and scope of the COVID-19 pandemic, including any emerging variants of the virus, and its effect on people and the economy; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for the Corporation’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of the Corporation’s customers; the Corporation’s reliance on its network of independent dealers; change in trade policy; changes in raw material, component, or commodity pricing; market acceptance and demand for the Corporation’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on the Corporation’s financing activities; an inability to protect the Corporation’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside the

Corporation’s control, including those that may result from the effects of climate change. A description of these risks and additional risks can be found in the Corporation’s annual and quarterly reports filed with the Securities and Exchange Commission on Forms 10-K and 10-Q. The Corporation assumes no obligation to update, amend, or clarify forward-looking statements, except as required by applicable law.

No Offer or Solicitation

This communication is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the Transaction, HNI filed with the SEC a Registration Statement on Form S-4 on April 17, 2023 (as amended on April 19, 2023) to register the shares of HNI capital stock to be issued in connection with the Transaction. The Registration Statement was declared effective by the SEC on April 27, 2023. The Registration Statement includes a proxy statement of Kimball that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus was first mailed to the shareholders of Kimball on or about April 28, 2023, seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING HNI, KIMBALL, THE TRANSACTION, AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Kimball through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Kimball at its website, www.kimballinternational.com.

Participants in the Solicitation

HNI, Kimball, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kimball in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Kimball and other persons who may be deemed to be participants in the solicitation of shareholders of Kimball in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about HNI, the directors and executive officers of HNI and their ownership of HNI common stock is also set forth in the definitive proxy statement for HNI’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 21, 2023, and other documents subsequently filed by HNI with the SEC. Additional information about Kimball, the directors and executive officers of Kimball and their ownership of Kimball common stock can also be found in Kimball’s definitive proxy statement in connection with the Special Meeting of Shareholders, as filed with the SEC on April 28, 2023 and Kimball’s definitive proxy statement in connection with its 2022 Annual Meeting of Shareholders, as filed with the SEC on September 7, 2022, and other documents subsequently filed by Kimball with the SEC. Free copies of these documents may be obtained as described above.

HNI Corporation and Subsidiaries
Condensed Consolidated Statements of Comprehensive Income
(In millions, except per share data)
(Unaudited)

	Three Months Ended
	April 1, 2023	April 2, 2022
Net sales	$479.1	$572.3
Cost of sales	304.8	375.4
Gross profit	174.3	196.9
Selling and administrative expenses	167.9	176.5
Operating income	6.4	20.4
Interest expense, net	2.7	2.0
Income before income taxes	3.8	18.5
Income taxes	2.2	4.3
Net income	1.6	14.2
Less: Net loss attributable to non-controlling interest	(0.0)	(0.0)
Net income attributable to HNI Corporation	$1.6	$14.2

Average number of common shares outstanding – basic	41.5	42.4
Net income attributable to HNI Corporation per common share – basic	$0.04	$0.33
Average number of common shares outstanding – diluted	42.1	43.1
Net income attributable to HNI Corporation per common share – diluted	$0.04	$0.33

Foreign currency translation adjustments	$0.1	$(0.6)
Change in unrealized gains (losses) on marketable securities, net of tax	0.2	(0.4)
Change in derivative financial instruments, net of tax	(0.1)	0.9
Other comprehensive income (loss), net of tax	0.1	(0.1)
Comprehensive income	1.7	14.1
Less: Comprehensive loss attributable to non-controlling interest	(0.0)	(0.0)
Comprehensive income attributable to HNI Corporation	$1.7	$14.1

Amounts may not sum due to rounding.

HNI Corporation and Subsidiaries
Condensed Consolidated Balance Sheets
(In millions)
(Unaudited)

	April 1, 2023	December 31, 2022
Assets
Current Assets:
Cash and cash equivalents	$16.8	$17.4
Short-term investments	2.0	2.0
Receivables	190.9	218.4
Allowance for doubtful accounts	(3.4)	(3.2)
Inventories, net	191.1	180.1
Prepaid expenses and other current assets	49.8	54.4
Total Current Assets	447.1	469.2
Property, Plant, and Equipment:
Land and land improvements	30.7	30.8
Buildings	278.3	275.4
Machinery and equipment	607.3	602.6
Construction in progress	39.8	34.2
	956.2	942.9
Less accumulated depreciation	(601.4)	(590.3)
Net Property, Plant, and Equipment	354.8	352.5
Right-of-use Finance Leases	10.9	11.4
Right-of-use Operating Leases	84.8	88.4
Goodwill and Other Intangible Assets, net	432.6	439.8
Other Assets	52.6	53.2
Total Assets	$1,382.8	$1,414.5
Liabilities and Equity
Current Liabilities:
Accounts payable and accrued expenses	$326.3	$367.7
Current maturities of debt	1.6	1.3
Current maturities of other long-term obligations	2.7	2.1
Current lease obligations - Finance	3.8	3.7
Current lease obligations - Operating	18.3	20.3
Total Current Liabilities	352.6	395.1
Long-Term Debt	206.3	188.8
Long-Term Lease Obligations - Finance	7.1	7.7
Long-Term Lease Obligations - Operating	75.6	78.9
Other Long-Term Liabilities	67.6	66.3
Deferred Income Taxes	60.4	61.0
Total Liabilities	769.7	797.7
Equity:
HNI Corporation shareholders’ equity	612.8	616.5
Non-controlling interest	0.3	0.3
Total Equity	613.2	616.8
Total Liabilities and Equity	$1,382.8	$1,414.5

Amounts may not sum due to rounding.

HNI Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(In millions)
(Unaudited)

	Three Months Ended
	April 1, 2023	April 2, 2022
Net Cash Flows From (To) Operating Activities:
Net income	$1.6	$14.2
Non-cash items included in net income:
Depreciation and amortization	20.1	21.1
Other post-retirement and post-employment benefits	0.3	0.3
Stock-based compensation	4.5	5.6
Deferred income taxes	(0.6)	(1.2)
Other – net	0.6	(0.9)
Net decrease in cash from operating assets and liabilities	(10.5)	(74.4)
Increase (decrease) in other liabilities	1.4	(3.7)
Net cash flows from (to) operating activities	17.3	(39.0)

Net Cash Flows From (To) Investing Activities:
Capital expenditures	(19.9)	(15.1)
Acquisition spending, net of cash acquired	—	(1.7)
Capitalized software	(0.2)	(3.1)
Purchase of investments	(1.6)	(1.0)
Sales or maturities of investments	1.5	0.7
Other – net	0.1	—
Net cash flows from (to) investing activities	(20.0)	(20.2)

Net Cash Flows From (To) Financing Activities:
Payments of debt	(77.8)	(100.5)
Proceeds from debt	97.1	165.8
Dividends paid	(13.7)	(13.4)
Purchase of HNI Corporation common stock	—	(25.2)
Proceeds from sales of HNI Corporation common stock	0.6	2.7
Other – net	(4.0)	0.8
Net cash flows from (to) financing activities	2.1	30.3

Net decrease in cash and cash equivalents	(0.6)	(28.8)
Cash and cash equivalents at beginning of period	17.4	52.3
Cash and cash equivalents at end of period	$16.8	$23.5

Amounts may not sum due to rounding.

HNI Corporation and Subsidiaries
Reportable Segment Data
(In millions)

(Unaudited)

	Three Months Ended
	April 1, 2023	April 2, 2022
Net Sales:
Workplace furnishings	$299.6	$353.1
Residential building products	179.4	219.2
Total	$479.1	$572.3

Income (Loss) Before Income Taxes:
Workplace furnishings	$(4.0)	$(6.4)
Residential building products	28.1	40.4
General corporate	(17.7)	(13.5)
Operating income	6.4	20.4
Interest expense, net	2.7	2.0
Total	$3.8	$18.5

Depreciation and Amortization Expense:
Workplace furnishings	$11.2	$11.5
Residential building products	3.3	3.1
General corporate	5.7	6.5
Total	$20.1	$21.1

Capital Expenditures (including capitalized software):
Workplace furnishings	$13.9	$8.2
Residential building products	5.0	5.8
General corporate	1.1	4.3
Total	$20.0	$18.2

	As of April 1, 2023	As of December 31, 2022
Identifiable Assets:
Workplace furnishings	$746.2	$761.5
Residential building products	491.1	493.0
General corporate	145.5	160.0
Total	$1,382.8	$1,414.5

Amounts may not sum due to rounding.

Non-GAAP Financial Measures

This earnings release includes certain non-GAAP financial information as defined by Securities and Exchange Commission Regulation G. Pursuant to the requirements of this regulation, reconciliations of this non-GAAP financial information to HNI’s financial statements as prepared in accordance with GAAP are included below and throughout this earnings release. This information gives investors additional insights into HNI’s financial performance and operations. While HNI’s management believes the non-GAAP financial measures are useful in evaluating HNI’s operations, this information should be considered supplemental and not in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP. In addition, these measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

To supplement the condensed consolidated financial statements, which are prepared and presented in accordance with GAAP, this earnings release contains the following non-GAAP financial measures: organic sales, gross profit, operating income, operating profit, income taxes, net income, and net income per diluted shares (i.e., EPS). These measures are adjusted from the comparable GAAP measure to exclude the impacts of the selected items as summarized in the following tables. In the current period, the effective tax rate used to calculate non-GAAP EPS differs from the GAAP effective tax rate due to nondeductible charges associated with the planned acquisition of Kimball International, Inc. Generally, non-GAAP EPS is calculated using HNI’s overall effective tax rate for the period, as this rate is reflective of the tax applicable to most non-GAAP components.

The sales adjustments to arrive at the non-GAAP organic sales information presented in this earnings release relate to the current period exclusion of net sales of a residential building products company acquired in the second quarter of 2022, as well as the exclusion of the prior period net sales of the Lamex business that was divested in the third quarter of 2022. The transactions excluded for purposes of other non-GAAP financial information in this earnings release include: restructuring charges comprised of inventory valuation adjustments and relocation and new facility setup costs in connection with capacity expansion initiatives in the Workplace Furnishings segment, costs related to the planned acquisition of Kimball International, Inc., and expenses related to company-wide cost reduction initiatives.

HNI Corporation Reconciliation
(Dollars in millions)
	Three Months Ended
	April 1, 2023			April 2, 2022
	Workplace Furnishings	Residential Building Products	Total	Workplace Furnishings	Residential Building Products	Total
Sales as reported (GAAP)	$299.6	$179.4	$479.1	$353.1	$219.2	$572.3
% change from PY	(15.1%)	(18.2%)	(16.3%)

Less: Acquisition	—	1.5	1.5	—	—	—
Less: Divestiture	—	—	—	17.2	—	17.2

Organic Sales (non-GAAP)	$299.6	$178.0	$477.6	$336.0	$219.2	$555.2
% change from PY	(10.8%)	(18.8%)	(14.0%)

HNI Corporation Reconciliation
(Dollars in millions, except per share data)
	Three Months Ended
	April 1, 2023
	Gross Profit	Operating Income	Tax	Net Income	EPS
As reported (GAAP)	$174.3	$6.4	$2.2	$1.6	$0.04
% of net sales	36.4%	1.3%		0.3%
Tax %			58.4%

Restructuring charges	0.5	0.5	0.1	0.3	0.01
Company-wide cost reduction initiative	—	(0.1)	(0.0)	(0.0)	(0.00)
Acquisition costs	—	3.4	—	3.4	0.08

Results (non-GAAP)	$174.8	$10.3	$2.3	$5.3	$0.13
% of net sales	36.5%	2.1%		1.1%
Tax %			30.5%

HNI Corporation Reconciliation
(Dollars in millions, except per share data)
	Three Months Ended
	April 2, 2022
	Gross Profit	Operating Income	Tax	Net Income	EPS
As reported (GAAP)	$196.9	$20.4	$4.3	$14.2	$0.33
% of net sales	34.4%	3.6%		2.5%
Tax %			23.2%

Restructuring charges	0.2	0.2	0.1	0.2	0.00

Results (non-GAAP)	$197.1	$20.7	$4.3	$14.3	$0.33
% of net sales	34.4%	3.6%		2.5%
Tax %			23.2%

Workplace Furnishings Reconciliation
(Dollars in millions)
	Three Months Ended
	April 1, 2023	April 2, 2022	Percent Change
Operating loss as reported (GAAP)	$(4.0)	$(6.4)	37.9%
% of net sales	(1.3%)	(1.8%)

Restructuring charges	0.5	0.2
Company-wide cost reduction initiative	(0.1)	—

Operating loss (non-GAAP)	$(3.6)	$(6.2)	42.3%
% of net sales	(1.2%)	(1.8%)